UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA ("CRESUD, INC.")
(Name of Issuer)

Common Stock, par value 1.00 peso per share
(Title of Class of Securities)

226406106
(CUSIP Number)

March 15, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 226406106	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altima Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,641,640*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,641,640*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,641,640*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON PN

*See Attachment A

CUSIP No. 226406106	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altima International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,641,640*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,641,640*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,641,640*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON CO
*See Attachment A

CUSIP No. 226406106	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altima Services UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,641,640*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,641,640*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,641,640*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO
*See Attachment A

CUSIP No. 226406106	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Robert Donegan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,641,640*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,641,640*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,641,640*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

*See Attachment A

CUSIP No. 226406106	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dominic Robert Redfern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,641,640*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,641,640*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,641,640*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

*See Attachment A

CUSIP No. 226406106	Page 7 of 15 Pages

Item 1.	(a)	Name of Issuer:
Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y
Agropecuaria.

	(b)	Address of Issuer's Principal Executive Offices: Moreno 877, 23rd Floor, (C109AAQ), Buenos Aires, Argentina.

Item 2.	(a)	Name of Persons Filing:

This Schedule 13G is being jointly filed by Altima Partners LLP ("Altima"), a Limited Liability Partnership organized under the laws of England and Wales, Altima International Limited ("International"), a corporation organized under the laws of the Cayman Islands, Altima Services UK Limited ("Services"), a company organized under the laws of England and Wales, Mr. Mark Robert Donegan and Mr. Dominic Robert Redfern with respect to the ownership of shares of Common Stock par value 1.00 peso per share of the Issuer (the "Common Stock") by Altima Global Special Situation Limited, a private investment fund for which Altima serves as sub-adviser ("AGSS") and an institutional managed account (the "Managed Account") for which Altima serves as sub-adviser. Altima, International, Services, Mr. Donegan and Mr. Redfern are collectively referred to in this Schedule 13G as the "Reporting Persons."

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, United Kingdom.

	(c)	Citizenship:

Altima is a limited liability partnership organized under the laws of England and Wales. International is a corporation organized under the laws of the Cayman Islands. Services is a company organized under the laws of England and Wales. Mr. Donegan and Mr. Redfern each is a citizen of the United Kingdom.

CUSIP No. 226406106	Page 8 of 15 Pages

(d)	Title of Class of Securities:
Common Stock
(e)	CUSIP Number:
226406106

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[ ] Group, in accordance with Section 240.13d-1(b)(1) (ii)(J).

Item 4.	Ownership*
	A.	Altima Partners LLP
	(a)	Amount Beneficially Owned: 8,641,640
	(b)	Percent of Class: 5.1%
	(c)	Number of Shares as to which the person has:
(i) sole power to vote or to direct the vote: 8,641,640
(ii) shared power to vote or direct the vote:
(iii) sole power to dispose or to direct the disposition of: 8,641,640
(iv) shared power to dispose or to direct the disposition of:

CUSIP No. 226406106	Page 9 of 15 Pages

B.	Altima International Limited
(a)	Amount Beneficially Owned: 8,641,640
(b)	Percent of Class: 5.1%
(c)	Number of Shares as to which the person has:
	(i)	sole power to vote or to direct the vote:
	(ii)	shared power to vote or direct the vote: 8,641,640
	(iii)	sole power to dispose or to direct the disposition of:
	(iv)	shared power to dispose or to direct the disposition of: 8,641,640

C.	Altima Services UK Limited
(a)	Amount Beneficially Owned: 8,641,640
(b)	Percent of Class: 5.1%
(c)	Number of Shares as to which the person has:
	(i)	sole power to vote or to direct the vote:
	(ii)	shared power to vote or direct the vote: 8,641,640
	(iii)	sole power to dispose or to direct the disposition of:
	(iv)	shared power to dispose or to direct the disposition of: 8,641,640

D.	Mark Robert Donegan
(a)	Amount Beneficially Owned: 8,641,640
(b)	Percent of Class: 5.1%
(c)	Number of Shares as to which the person has:
	(i)	sole power to vote or to direct the vote:
	(ii)	shared power to vote or direct the vote: 8,641,640
	(iii)	sole power to dispose or to direct the disposition of:
	(iv)	shared power to dispose or to direct the disposition of: 8,641,640

CUSIP No. 226406106	Page 10 of 15 Pages

E.	Dominic Robert Redfern
(a)	Amount Beneficially Owned: 8,641,640
(b)	Percent of Class: 5.1%
(c)	Number of Shares as to which the person has:
	(i)	sole power to vote or to direct the vote:
	(ii)	shared power to vote or direct the vote: 8,641,640
	(iii)	sole power to dispose or to direct the disposition of:
	(iv)	shared power to dispose or to direct the disposition of: 8,641,640

*See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit I.

Item 9.	Notice of Dissolution of Group:
Not applicable.

CUSIP No. 226406106	Page 11 of 15 Pages

Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit I: Joint Filing Agreement, dated as of February 6, 2007, by and among Altima Partners LLP, Altima International Limited, Altima Services UK Limited, Mark Donegan and Dominic Redfern.

CUSIP No. 226406106	Page 12 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2007

ALTIMA PARTNERS LLP

By:	/s/ Malcolm Goddard
Name: Malcolm Goddard
Title: Partner

ALTIMA INTERNATIONAL LIMITED

By:	/s/ Scott Baker
Name: Scott Baker
Title: Director

ALTIMA SERVICES UK LIMITED

By:	/s/ Malcolm Goddard
Name: Malcolm Goddard
Title: Director

/s/ Mark Robert Donegan
Name: Mark Robert Donegan

/s/ Dominic Robert Redfern
Name: Dominic Robert Redfern

CUSIP No. 226406106	Page 13 of 15 Pages

EXHIBIT I

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 6, 2007

ALTIMA PARTNERS LLP

By:	/s/ Malcolm Goddard
	Name:	Malcolm Goddard
	Title:	Partner

ALTIMA INTERNATIONAL LIMITED

By:	/s/ Scott Baker
	Name:	Scott Baker
	Title:	Director

ALTIMA SERVICES UK LIMITED

By:	/s/ Malcolm Goddard
	Name:	Malcolm Goddard
	Title:	Director

/s/ Mark Robert Donegan
Name: Mark Robert Donegan

/s/ Dominic Robert Redfern
Name: Dominic Robert Redfern

CUSIP No. 226406106	Page 14 of 15 Pages

ATTACHMENT A

1. Items 4(a) and (b) of Schedule 13G

As of March 15, 2006, AGSS was the legal owner of 5,724,200 shares of Common Stock, which, based on there being 170,830,790 shares of Common Stock as reported in the Current Report of Foreign Issuer on Form 6-K of Cresud for the month of March, 2006 filed with the Securities and Exchange Commission on March 15, 2006 (the "Form 6-K"), represents approximately 3.4% of the outstanding Common Stock.

As of March 15, 2006, the Managed Account was the legal owner of 2,917,440 shares of Common Stock, which, based on there being 170,830,790 shares of Common Stock as reported in the Form 6-K, represents approximately 1.7% of the outstanding Common Stock.

Altima serves as sub-advisor to each of AGSS and the Managed Account. Accordingly, Altima may be deemed to be the beneficial owner of the 8,641,640 shares of Common Stock of the Issuer held by AGSS and the Managed Account, which, based on there being 170,830,790 shares of Common Stock as reported in the Form 6-K, represents approximately 5.1% of the outstanding Common Stock.

Services holds a controlling interest in Altima. Accordingly, Services may be deemed to be the beneficial owner of the 8,641,640 shares of Common Stock of the Issuer held by AGSS and the Managed Account, which, based on there being 170,830,790 shares of Common Stock as reported in the Form 6-K, represents approximately 5.1% of the outstanding Common Stock.

International holds a controlling interest in Services. Accordingly, International may be deemed to be the beneficial owner of the 8,641,640 shares of Common Stock of the Issuer held by AGSS and the Managed Account, which, based on there being 170,830,790 shares of Common Stock as reported in the Form 6-K, represents approximately 5.1% of the outstanding Common Stock.

Mr. Donegan is a controlling shareholder of International. Accordingly, Mr. Donegan may be deemed to be the beneficial owner of the 8,641,640 shares of Common Stock of the Issuer held by AGSS and the Managed Account, which, based on there being 170,830,790 shares of Common Stock as reported in the Form 6-K, represents approximately 5.1% of the outstanding Common Stock.

Mr. Redfern is a controlling shareholder of International. Accordingly, Mr. Redfern may be deemed to be the beneficial owner of the 8,641,640 shares of Common Stock of the Issuer held by AGSS and the Managed Account, which, based on there being 170,830,790 shares of Common Stock as reported in the Form 6-K, represents approximately 5.1% of the outstanding Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer held by AGSS and the Managed Account, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

CUSIP No. 226406106	Page 15 of 15 Pages

2. Item 4(c) of Schedule 13G

As of March 15, 2006, each of the Reporting Persons may be deemed to have the power to vote or to direct the voting of and to dispose or to direct the disposition of the 8,641,640 shares of Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the 8,641,640 shares of Common Stock, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.